Drinker Biddle & Reath LLP

Troy M. Calkins

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606-1698

(312) 569-1150

(312) 569-3150 fax

Troy.Calkins@dbr.com

March 1, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:       Investors Capital Holdings, Ltd.

            Registration Statement on Form S-3

Ladies & Gentlemen:

            On behalf of Investors Capital Holdings, Ltd., we hereby submit a Registration Statement on Form S-3.

            If you have any questions concerning this filing, please contact the undersigned at (312) 569-1150 or Doug Leonard, Corporate Counsel and Secretary of Investors Capital Holdings, Ltd., at (781) 581-4636.

Very truly yours,

/s/ Troy M. Calkins

Troy M. Calkins

Enclosure